Exhibit 8.2

[Letterhead of Allen & Overy LLP]

Koninklijke Ahold N.V.

Provincialeweg 11

1506 MA Zaandam

The Netherlands

Amsterdam,	22 January 2016
Subject	Koninklijke Ahold/Delhaize Merger
Our ref	0042216-000008 AMCO: 8022576.1

Ladies and Gentlemen:

We have acted as counsel to Koninklijke Ahold N.V., a public limited liability company incorporated under the laws of the Netherlands (“Ahold”) in connection with the Merger Agreement, dated as of June 24, 2015 (including the exhibits thereto, the “Merger Agreement”), by and between Ahold and Delhaize Group NV/SA, a public limited liability company incorporated under the laws of Belgium (“Delhaize”), pursuant to which Delhaize shall be merged with and into Ahold, with Ahold continuing as the surviving corporation on the terms and conditions set forth therein. For purposes of this opinion, capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in the Merger Agreement. This opinion is being delivered in connection with the filing of the registration statement on Form F-4) (as amended, the “Registration Statement”) filed by Ahold with the Securities and Exchange Commission (“Commission”) under the Securities Act of 1933, as amended, relating to the proposed transactions pursuant to the Merger Agreement and to which this opinion appears as an exhibit.

As Belgian tax counsel and Dutch tax counsel, we have advised Ahold with respect to certain general Belgian and Dutch tax consequences of the proposed transactions pursuant to the Merger Agreement. This advice is summarized under the headings “Material Tax Considerations - Material Belgian Tax Considerations” and “Material Tax Considerations - Material Dutch Tax Considerations” in the Registration Statement (the “Discussion”). We hereby confirm our opinion set forth in the Discussion.

We hereby consent to the filing with the Commission of this letter as an exhibit to the Registration Statement, and to the references to us therein, without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder with respect to any part of the Registration Statement, including this exhibit.

Very truly yours,

/s/ Allen & Overy LLP

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